UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On March 21, 2024, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on April 30, 2024, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman, Amit Gross & Co., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel at 4:00 p.m. (Israel Time).

At the Meeting, all of the proposals set forth in Company’s announcement dated March 21, 2024 were approved by the required majority of the shareholders. The resolutions were as follows:

1.	To re-elect Ms. Osnat Hillel Fein to hold office, for an additional term, as an external director of the Company, commencing as of March 25, 2024 for a period of three (3) years, until March 24, 2027.

2.	To approve the grant of 20,000 options to Mr. Doron Turgeman, our Chairman of the Board.

3.	To approve the grant of 10,000 options to Ms. Osnat Hillel Fein, our External Director.

4.	To approve the grant of 8,500 options to Ms. Iris Shapira Yalon, our External Director.

5.	To approve the grant of 100,000 options to Mr. Shlomo Shalev, our Chief Executive Officer.

6.	To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 23, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect as of December 1, 2023.

7.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of US$1.5 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company’s 6-k dated March 21, 2024.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company has IP surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS) and has decided, to explore collaboration with strategic partners in order to execute the clinical trials. In parallel, the Company is actively looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 30, 2024	By:	/s/ Shlomo Shalev
		Name:	Shlomo Shalev
		Title:	Chief Executive Officer

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